                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*

                           DAKA INTERNATIONAL, INC.
                           ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  234068 20 3
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 234068 20 3                   13G               Page 2 of 7 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Capital Corporation of Chicago  36-2464372
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Illinois

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                  220,588 shares
                   See item 4.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                   220,588 shares
                   See item 4.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            220,588 shares
      See item 4.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            3.09%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO

------------------------------------------------------------------------------

  CUSIP No. 234068 20 3                   13G               Page 3 of 7 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago NBD Corporation  38-1984850
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            None except indirectly through one or more subsidiaries as reported herein. See Item 4.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            HC        CO

------------------------------------------------------------------------------

Item 1(a). Name of Issuer:
           --------------

           DAKA International, Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           One Corporate Center
           55 Ferncroft Road
           Danvers, Massachusetts 01923

Item 2(a). Name of Person Filing:
           ---------------------

           First Chicago NBD Corporation ("FCN") is filing this statement on behalf of itself and First Capital Corporation of Chicago ("FCCC"), its wholly-owned subsidiary. The agreement of FCCC and FCN to file joint disclosure statements on Schedule 13G is filed as Exhibit A hereto.

Item 2(b). Address of Principal Business Office:
           ------------------------------------

           For FCN and FCCC:
           One First National Plaza
           Chicago, Illinois 60670

Item 2(c). Citizenship:
           -----------

           FCCC is a corporation organized under the laws of the State of Illinois. FCN is a corporation organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:
           ----------------------------

           Common Stock (the "Common")

Item 2(e). CUSIP Number
           ------------

           234068 20 3

Item 3.    Type of Person Filing:
           ---------------------

           Not applicable.

Item 4.    Ownership:
           ---------

           (a)-(b) FCCC owns 9,926 shares of the Company's Series A Convertible Preferred Stock (the "Preferred Stock"). Pursuant to the terms of the Company's Certificate of Designation setting forth the terms and the relative rights and preferences of the Preferred Stock, the Preferred Stock is convertible at any time and from time to time into a number of shares of Common computed by multiplying the number of shares of Preferred Stock to be converted by $100 and dividing the result by the conversion price then in effect. Currently, the shares of Preferred Stock are convertible into 220,588 shares of Common, representing 3.09% of the outstanding Common.

           FCN may be deemed to own shares of Common solely through its ownership of FCCC.

         FCN may also be deemed to own an additional 15,290 shares of Common soley due to its ownership of one or more banking subsidiaries (the "Banks"), which hold such shares solely in a fiduciary capacity.

         Each of the Banks is a "Bank" as defined in Secion 3(a)(6) of the Act.

         (c) The Banks have sole voting power over the shares held and have sole investment power over 10,090 shares. See items 5 through 9 and item 11 on pages two and three hereof.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
         ----------------------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Member of the Group:
         --------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Not applicable.

Item 10. Certification:
         -------------

         Not applicable.

Signature:
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1996

                              FIRST CHICAGO NBD CORPORATION


                              By:  /s/ Robert A. Rosholt
                                   -----------------------
                                   Robert A. Rosholt
                                   Executive Vice President and
                                   Chief Financial Officer


                              FIRST CAPITAL CORPORATION OF CHICAGO


                              By:  /s/ Robert A. Rosholt
                                   -------------------------
                                   Robert A. Rosholt
                                   Executive Vice President

                                   EXHIBIT A

                                   AGREEMENT
                                   ---------

     The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that First Chicago NBD Corporation may file a Schedule 13G under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Common Stock of DAKA International, Inc.


Date: February 12, 1996


                                       FIRST CAPITAL CORPORATION OF CHICAGO


                                       By:  /s/ Robert A. Rosholt
                                            ---------------------------
                                            Robert A. Rosholt
                                            Executive Vice President


                                       FIRST CHICAGO NBD CORPORATION


                                       By:  /s/ Robert A. Rosholt
                                            ----------------------------
                                            Robert A. Rosholt
                                            Executive Vice President and
                                              Chief Financial Officer